SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO SECTION 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the Month of November, 2016

Commission File Number: 001-37668

Ferroglobe PLC

(Name of Registrant)

c/o Legalinx Ltd

One Fetter Lane,

London, EC4A 1BR

(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Ferroglobe PLC Announces Distribution of Interests in Insurance Trust

On November 7, 2016, Ferroglobe PLC (“Ferroglobe” or the “Company”) issued a press release announcing the formation of an insurance trust and the distribution of the interests in the trust to holders of Ferroglobe’s ordinary shares. The details of the trust formation and related distribution are set forth in the press release, which is attached hereto as Exhibit 99.1 and is incorporated herein by reference.

Exhibits

Reference is made to the Exhibit Index included herein.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, as amended, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

FERROGLOBE PLC

Date: November 8, 2016	By:	/s/ Nick Deeming
	Name:	Nick Deeming
	Title:	Corporate Secretary

EXHIBIT INDEX

Exhibit No.	Description

99.1	Ferroglobe PLC press release dated November 7, 2016